SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 15)*

MEDPRO SAFETY PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58504M100

(CUSIP Number)

Vision Capital Advisors, LLC

20 West 55th Street, 5th Floor

New York, NY 10019

Attention: James Murray

Tel: 212.849.8237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - 32,540,259 * 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - 32,540,259 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,540,259 *

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.9%*

14.	TYPE OF REPORTING PERSON

IN

* As of October 10, 2013 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Carl Kleidman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 100,000* 8. SHARED VOTING POWER - 0 9. SOLE DISPOSITIVE POWER - 100,000* 10. SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%*

14.	TYPE OF REPORTING PERSON

IN

* As of October 10, 2013 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Andrew Merkatz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - 0 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14.	TYPE OF REPORTING PERSON

IN

* All numbers are as of October 10, 2013 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - 32,540,259 * 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - 32,540,259 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,540,259 *

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.9%*

14.	TYPE OF REPORTING PERSON

IA

* As of October 10, 2013 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - See Item 5 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - See Item 5 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER - 0 8. SHARED VOTING POWER - See Item 5 9. SOLE DISPOSITIVE POWER - 0 10. SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

OO

EXPLANATORY NOTE

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MedPro Safety Products, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 15 supplements Items 3 and 4, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on August 13, 2010 (as amended to date).

ITEM 3. Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Amendment No. 15 were from working capital of the Master Fund, and the amount of funds totaled in the aggregate $175,000.

ITEM 4. Purpose of Transaction.

August 31, 2013 Drawdown of Series D Senior Secured Promissory Note

On August 30, 2013, the Issuer drew down $175,000 from the Series D Note with the Master Fund. The Master Fund received 3,938 shares of Series D Preferred Stock in connection with this drawdown (currently convertible into 65,633 shares of Common Stock).

ITEM 5. Interest in Securities of the Issuer.

(a) As of October 10, 2013 (the date of filing of this Schedule 13D/A), the Master Fund and VCAF, collectively, (i) own 23,630,016 shares of Common Stock, (ii) have the ability to acquire an additional 8,910,243 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 32,540,259 shares of Common Stock, representing 74.9% of all of the Issuer’s outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares.

As of October 10, 2013 (the date of filing of this Schedule 13D/A), Mr. Kleidman has the ability to acquire 100,000 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially owns 100,000 shares of Common Stock, representing 0.3% of all of the Issuer’s outstanding Common Stock.

As of October 10, 2013 (the date of filing of this Schedule 13D/A), Mr. Merkatz does not beneficially own any shares of Common Stock.

The foregoing is based on 34,540,878 shares of Common Stock outstanding as of August 8, 2013, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2013, filed with the SEC on August 9, 2013.

(b) The Reporting Persons (other than Messrs. Kleidman and Merkatz) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 32,540,259 shares of Common Stock reported herein.

Mr. Kleidman has sole power to vote or direct the vote of and to dispose or direct the disposition of the 100,000 shares of Common Stock reported herein.

(c) Other than as described in Item 4 (as supplemented by this Amendment No. 15), no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

ADAM BENOWITZ

VISION CAPITAL ADVISORS, LLC

VISION OPPORTUNITY MASTER FUND, LTD.

VISION CAPITAL ADVANTAGE FUND, L.P.

VCAF GP, LLC

By: __/s/ Adam Benowitz                                                        ___

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

___/s/ Carl Kleidman_______________________________

Carl Kleidman

___/s/ Andrew Merkatz______________________________

Andrew Merkatz